UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 2)(1)

                       NETWORK-1 SECURITY SOLUTIONS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    64121N109
                                 (CUSIP Number)

                                        Copy to:  Michael R. Reiner, Esq.
Wheatley Partners II, L.P.                        Morrison Cohen Singer
80 Cuttermill Road                                 & Weinstein, LLP
Great Neck, NY 11021                              750 Lexington Avenue
Telephone (516) 773-1024                          New York, New York 10022
                                                  Telephone (212) 735-8600

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 22, 2000
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

----------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP
No. 64121N109                          13D
================================================================================
1   Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (Entities Only)
                           Wheatley Partners II, L.P.

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*
                                                                        (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*                 WC, OO

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Item 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                               New York

--------------------------------------------------------------------------------
                 7   Sole Voting Power
   Number of           1,194,659 shares                                  18.8%
    Shares       ---------------------------------------------------------------
 Beneficially    8   Shared Voting Power
   Owned By            0 shares                                             0%
     Each        ---------------------------------------------------------------
   Reporting     9   Sole Dispositive Power
    Person             1,194,659 shares                                  18.8%
     With        ---------------------------------------------------------------
                 10  Shared Dispositive Power
                       0 shares                                             0%
                 ---------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,194,659 shares

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  [_]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                         18.8%

--------------------------------------------------------------------------------
14  Type of Reporting Person*
                                       PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 64121N109                          13D
================================================================================
1   Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (Entities Only)
                            Applewood Capital Corp.

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*
                                                                        (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*                 WC, OO

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Item 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                               New York

--------------------------------------------------------------------------------
                 7   Sole Voting Power
   Number of           0 shares                                             0%
    Shares       ---------------------------------------------------------------
 Beneficially    8   Shared Voting Power
   Owned By            1,194,659 shares                                  18.8%
     Each        ---------------------------------------------------------------
   Reporting     9   Sole Dispositive Power
    Person             0 shares                                             0%
     With        ---------------------------------------------------------------
                 10  Shared Dispositive Power
                       1,194,659 shares                                  18.8%
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,194,659 shares

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  [_]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                         18.8%

--------------------------------------------------------------------------------
14  Type of Reporting Person*
                                       CO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 64121N109                          13D
================================================================================
1   Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (Entities Only)
                                  Irwin Lieber

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*
                                                                        (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*                 PF, OO

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Item 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
                 7   Sole Voting Power
   Number of           183,516 shares                                     2.8%
    Shares       ---------------------------------------------------------------
 Beneficially    8   Shared Voting Power
   Owned By            1,194,659 shares                                  18.8%
     Each        ---------------------------------------------------------------
   Reporting     9   Sole Dispositive Power
    Person             183,516 shares                                     2.8%
     With        ---------------------------------------------------------------
                 10  Shared Dispositive Power
                       1,194,659 shares                                  18.8%
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,378,175 shares

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  [_]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                         21.1%

--------------------------------------------------------------------------------
14  Type of Reporting Person*
                                       IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 64121N109                          13D
================================================================================
1   Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (Entities Only)
                                Barry Rubenstein

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*
                                                                        (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*                 PF, OO

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Item 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
                 7   Sole Voting Power
   Number of           126,640 shares                                     2.0%
    Shares       ---------------------------------------------------------------
 Beneficially    8   Shared Voting Power
   Owned By            1,743,295 shares                                  26.3%
     Each        ---------------------------------------------------------------
   Reporting     9   Sole Dispositive Power
    Person             126,640 shares                                     2.0%
     With        ---------------------------------------------------------------
                 10  Shared Dispositive Power
                       1,743,295 shares                                  26.3%
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,869,935 shares

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  [_]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                         27.8%

--------------------------------------------------------------------------------
14  Type of Reporting Person*
                                       IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 64121N109                          13D
================================================================================
1   Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (Entities Only)
                                 Barry Fingerhut

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*
                                                                        (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*                 PF, OO

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Item 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
                 7   Sole Voting Power
   Number of           96,612 shares                                      1.5%
    Shares       ---------------------------------------------------------------
 Beneficially    8   Shared Voting Power
   Owned By            1,194,659 shares                                  18.8%
     Each        ---------------------------------------------------------------
   Reporting     9   Sole Dispositive Power
    Person             96,612 shares                                      1.5%
     With        ---------------------------------------------------------------
                 10  Shared Dispositive Power
                       1,194,659 shares                                  18.8%
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,291,271 shares

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  [_]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                         20.1%

--------------------------------------------------------------------------------
14  Type of Reporting Person*
                                       IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 64121N109                          13D
================================================================================
1   Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (Entities Only)
                                   Seth Lieber

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*
                                                                        (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*                 PF, OO

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Item 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
                 7   Sole Voting Power
   Number of           4,656 shares                                      0.07%
    Shares       ---------------------------------------------------------------
 Beneficially    8   Shared Voting Power
   Owned By            1,211,051 shares                                  19.0%
     Each        ---------------------------------------------------------------
   Reporting     9   Sole Dispositive Power
    Person             4,656 shares                                      0.07%
     With        ---------------------------------------------------------------
                 10  Shared Dispositive Power
                       1,211,051 shares                                  19.0%
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,215,707 shares

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  [_]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                         19.1%

--------------------------------------------------------------------------------
14  Type of Reporting Person*
                                       IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 64121N109                          13D
================================================================================
1   Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (Entities Only)
                                 Jonathan Lieber

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*
                                                                        (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*                 PF, OO

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Item 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
                 7   Sole Voting Power
   Number of           3,104 shares                                      0.05%
    Shares       ---------------------------------------------------------------
 Beneficially    8   Shared Voting Power
   Owned By            1,211,051 shares                                  19.0%
     Each        ---------------------------------------------------------------
   Reporting     9   Sole Dispositive Power
    Person             3,104 shares                                      0.05%
     With        ---------------------------------------------------------------
                 10  Shared Dispositive Power
                       1,211,051 shares                                  19.0%
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,214,155 shares

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  [_]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                         19.0%

--------------------------------------------------------------------------------
14  Type of Reporting Person*
                                       IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 64121N109                          13D
================================================================================
1   Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (Entities Only)
                              Woodland Venture Fund

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*
                                                                        (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*                 WC, OO

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Item 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                               New York

--------------------------------------------------------------------------------
                 7   Sole Voting Power
   Number of           282,776 shares                                     4.4%
    Shares       ---------------------------------------------------------------
 Beneficially    8   Shared Voting Power
   Owned By            265,860 shares                                     4.1%
     Each        ---------------------------------------------------------------
   Reporting     9   Sole Dispositive Power
    Person             282,776 shares                                     4.4%
     With        ---------------------------------------------------------------
                 10  Shared Dispositive Power
                       265,860 shares                                     4.1%
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                 548,636 shares

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  [_]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                          8.3%

--------------------------------------------------------------------------------
14  Type of Reporting Person*
                                       PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 64121N109                          13D
================================================================================
1   Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (Entities Only)
                                 Seneca Ventures

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*
                                                                        (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*                 WC, OO

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Item 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                               New York

--------------------------------------------------------------------------------
                 7   Sole Voting Power
   Number of           199,352 shares                                     3.1%
    Shares       ---------------------------------------------------------------
 Beneficially    8   Shared Voting Power
   Owned By            349,284 shares                                     5.4%
     Each        ---------------------------------------------------------------
   Reporting     9   Sole Dispositive Power
    Person             199,352 shares                                     3.1%
     With        ---------------------------------------------------------------
                 10  Shared Dispositive Power
                       349,284 shares                                     5.4%
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                 548,636 shares

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  [_]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                          8.3%

--------------------------------------------------------------------------------
14  Type of Reporting Person*
                                       PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 64121N109                          13D
================================================================================
1   Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (Entities Only)
                               Marilyn Rubenstein

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*
                                                                        (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*                   OO

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Item 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                           United States

--------------------------------------------------------------------------------
                 7   Sole Voting Power
   Number of           936 shares                                         0.01%
    Shares       ---------------------------------------------------------------
 Beneficially    8   Shared Voting Power
   Owned By            547,700 shares                                      8.3%
     Each        ---------------------------------------------------------------
   Reporting     9   Sole Dispositive Power
    Person             936 shares                                         0.01%
     With        ---------------------------------------------------------------
                 10  Shared Dispositive Power
                       547,700 shares                                      8.3%
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                 548,636 shares

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  [_]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                          8.3%

--------------------------------------------------------------------------------
14  Type of Reporting Person*
                                       IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 64121N109                          13D
================================================================================
1   Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (Entities Only)
                             Woodland Services Corp.

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*
                                                                        (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*                   OO

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Item 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                               New York

--------------------------------------------------------------------------------
                 7   Sole Voting Power
   Number of           0 shares                                              0%
    Shares       ---------------------------------------------------------------
 Beneficially    8   Shared Voting Power
   Owned By            548,636 shares                                      8.3%
     Each        ---------------------------------------------------------------
   Reporting     9   Sole Dispositive Power
    Person             0 shares                                              0%
     With        ---------------------------------------------------------------
                 10  Shared Dispositive Power
                       548,636 shares                                      8.3%
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                 548,636 shares

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  [_]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                          8.3%

--------------------------------------------------------------------------------
14  Type of Reporting Person*
                                       CO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 64121N109                          13D
================================================================================
1   Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (Entities Only)
                                Woodland Partners

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*
                                                                        (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*                 WC, OO

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Item 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                               New York

--------------------------------------------------------------------------------
                 7   Sole Voting Power
   Number of           65,572 shares                                       1.0%
    Shares       ---------------------------------------------------------------
 Beneficially    8   Shared Voting Power
   Owned By            483,064 shares                                      7.3%
     Each        ---------------------------------------------------------------
   Reporting     9   Sole Dispositive Power
    Person             65,572 shares                                       1.0%
     With        ---------------------------------------------------------------
                 10  Shared Dispositive Power
                       483,064 shares                                      7.3%
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                 548,636 shares

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  [_]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                          8.3%

--------------------------------------------------------------------------------
14  Type of Reporting Person*
                                       PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 64121N109                          13D
================================================================================
1   Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (Entities Only)
                            Brookwood Partners, L.P.

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*
                                                                        (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*                 WC, OO

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Item 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                               New York

--------------------------------------------------------------------------------
                 7   Sole Voting Power
   Number of           0 shares                                              0%
    Shares       ---------------------------------------------------------------
 Beneficially    8   Shared Voting Power
   Owned By            0 shares                                              0%
     Each        ---------------------------------------------------------------
   Reporting     9   Sole Dispositive Power
    Person             0 shares                                              0%
     With        ---------------------------------------------------------------
                 10  Shared Dispositive Power
                       0 shares                                              0%
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                   0 shares

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  [_]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                             0%

--------------------------------------------------------------------------------
14  Type of Reporting Person*
                                       PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 64121N109                          13D
================================================================================
1   Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (Entities Only)
                               Applegreen Partners

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*
                                                                        (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*                 WC, OO

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Item 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                               New York

--------------------------------------------------------------------------------
                 7   Sole Voting Power
   Number of           16,392 shares                                       0.3%
    Shares       ---------------------------------------------------------------
 Beneficially    8   Shared Voting Power
   Owned By            0 shares                                              0%
     Each        ---------------------------------------------------------------
   Reporting     9   Sole Dispositive Power
    Person             16,392 shares                                       0.3%
     With        ---------------------------------------------------------------
                 10  Shared Dispositive Power
                       0 shares                                              0%
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                  16,392 shares

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  [_]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                           0.3%

--------------------------------------------------------------------------------
14  Type of Reporting Person*
                                       PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement, dated December 22, 2000, constitutes Amendment No. 2 to the
Schedule 13D, dated November 12, 1998, regarding the reporting persons' ownership of certain securities of Network-1 Security Solutions, Inc. (the "Issuer").

     This Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 2 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 1.   Security and Issuer.

          Item 1 is hereby amended by adding the following paragraph:

          (1) Option, to purchase 7,500 shares of Common Stock, expiring December 15, 2009, entitling the holder thereof to purchase Common Stock at $3.75 per share. Options to purchase one-quarter of the total number of shares vests quarterly, commencing 90 days from the date of grant (the "December 1999 Directors Option").


ITEM 3.   Source and Amount of Funds or Other Consideration.

          Item 3 is hereby amended by adding the following paragraphs:

          Each of Woodland Venture Fund and Seneca Ventures obtained funds for the purchase of the securities from working capital and other funds.

     The amount of funds used in acquiring the additional securities is set forth below:

                                                               Total
                                                             Additional
                                                           Consideration
                                                           -------------
     Woodland Venture Fund                                    $339,438

     Seneca Ventures                                          $339,438


          On February 3, 2000, Brookwood Partners, L.P. made a pro rata distribution to each of its partners.

          On April 28, 2000, the stockholders of the Issuer approved the conversion of the Series D Notes, permitting the conversion of the Series D Notes into shares of Series D Preferred Stock and an equal number of Series D Warrants.

ITEM 4.   Purpose of Transaction.

          Item 4 is hereby amended and restated as follows:

          Other than the reporting persons purchase or sale of additional securities of the Issuer, no reporting person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs
(a) - (j) of Item 4 of Schedule 13D except as set forth herein.


ITEM 5.   Interests in Securities of the Issuer.

          Item 5 is hereby amended and restated as follows:

          (a) The following list sets forth the aggregate number and percentage (based on 6,361,462 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2000) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of December 29, 2000:

                                   Shares of Common        Percentage of Shares
                                  Stock Beneficially          of Common Stock
        Name                            Owned(2)           Beneficially Owned(2)
        ----                            -----              ------------------

Wheatley Partners II, L.P.            1,194,659                    18.8%

Applewood Capital Corp.            1,194,659(3),(4)                18.8%

Barry Rubenstein          1,869,935(3),(4),(5),(6),(7),(8),(9)     27.8%

Irwin Lieber                      1,378,175(4),(10)                21.1%

Barry Fingerhut                   1,291,271(4),(11)                20.1%

Seth Lieber                    1,215,707(4),(12),(14)              19.1%

Jonathan Lieber                1,214,155(4),(13),(14)              19.0%

Woodland Venture Fund        548,636(4),(6),(7),(8),(9)             8.3%

Seneca Ventures              548,636(4),(6),(7),(8),(9)             8.3%

Woodland Services Corp.      548,636(4),(6),(7),(8),(9)             8.3%

Woodland Partners            548,636(4),(6),(7),(8),(9)             8.3%

Marilyn Rubenstein           548,636(4),(6),(7),(8),(9)             8.3%

Brookwood Partners, L.P.                  0                           0%

Applegreen Partners                   16,392(14)                    0.3%

----------

(2) Includes shares of Common Stock issuable upon the exercise of the Advisory Option, the 1996 Advisory Option, the 1998 Directors Option, the June 1999 Directors Option, the October 1999 Directors Option, the December 1999
     Directors Option, Series D Preferred Stock and Series D Warrants issuable upon the conversion of the Series D Notes, shares of Common Stock issuable upon the conversion of the Series D Preferred Stock, and shares of Common Stock issuable upon the exercise of the Series D Warrants.

(3)  Includes  1,194,659  shares of Common Stock owned by Wheatley  Partners II,
     L.P.

(4) The reporting person disclaims beneficial ownership of these securities, except to the extent of his/her/its equity interest therein.

(5) Includes 31,040 shares of Common Stock owned individually by Barry Rubenstein, 31,040 shares of Common Stock issuable upon the exercise of the Advisory Option, 18,624 shares of Common Stock issuable upon the exercise of the 1996 Advisory Option, 20,000 shares of Common Stock issuable upon the exercise of the 1998 Directors Option, 10,000 shares of Common Stock issuable upon the exercise of the June 1999 Directors Option, 7,500 shares of Common Stock issuable upon the exercise of the October 1999 Directors Option , 7,500 shares of Common Stock issuable upon the exercise of the December 1999 Directors Option, 468 shares issuable upon the conversion of the Series D Preferred Stock and 468 shares issuable upon the exercise of the Series D Warrants.

(6) Includes 151,628 shares of Common Stock owned by the Fund, 65,574 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock and 65,574 shares of Common Stock issuable upon the exercise of the Series D Warrants.

(7) Includes 133,780 shares of Common Stock owned by Seneca, 32,786 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock and 32, 786 shares of Common Stock issuable upon the exercise of the Series D Warrants.

(8) Includes 32,786 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock and 32,786 shares of Common Stock issuable upon the exercise of the Series D Warrants owned by Woodland Partners.

(9) Includes 468 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock and 468 shares of Common Stock issuable upon the exercise of the Series D Warrants owned by Marilyn Rubenstein.

(10) Includes 23,280 shares of Common Stock owned individually by Irwin Lieber, 31,040 shares of Common Stock issuable upon the exercise of the Advisory Option, 18,624 shares of Common Stock issuable upon the exercise of the 1996 Advisory Option, 20,000 shares of Common Stock issuable upon the exercise of the 1998 Directors Option, 10,000 shares of Common Stock issuable upon exercise of the June 1999 Directors Option, 7,500 shares of Common Stock issuable upon the exercise of the October 1999 Directors Option, 7,500 shares of Common Stock issuable upon the exercise of the December 1999 Directors Option, 32,786 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock and 32,786 shares of Common Stock issuable upon the exercise of the Series D Warrants.

(11) Includes 31,040 shares of Common Stock owned individually by Barry Fingerhut, 32,786 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock and 32,786 shares of Common Stock issuable upon the exercise of the Series D Warrants.

(12) Includes 4,646 shares of Common Stock owned individually by Seth Lieber.

(13) Includes  3,104  shares of Common  Stock  owned  individually  by  Jonathan
     Lieber.

(14) Includes 8,196 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock and 8,196 shares of Common Stock issuable upon the exercise of the Series D Warrants owned by Applegreen Partners.

          (b) Wheatley Partners II, L.P. has sole power to vote and to dispose of 1,194,659 shares of Common Stock, representing approximately 18.8% of the outstanding Common Stock.

          Applewood Capital, by virtue of being a general partner of Wheatley Partners II, L.P., may be deemed to have shared power to vote and to dispose of 1,194,659 shares of Common Stock, representing approximately 18.8% of the outstanding Common Stock.

          Barry Rubenstein, by virtue of being a general partner of Wheatley Partners II, L.P., the Fund, Seneca and Woodland Partners, may be deemed to have shared power to vote and to dispose of 1,743,295 shares of Common Stock (including 131,614 shares issuable upon the conversion of the Series D Preferred Stock and 131,614 shares issuable upon the exercise of the Series D Warrants), representing approximately 26.3% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and to dispose of 126,640 shares of Common Stock (which includes shares issuable upon the exercise of the Advisory Option, the 1996 Advisory Option, the 1998 Directors Option, the June 1999 Directors Option, the October 1999 Directors Option the December 1999 Directors Option, 468 shares issuable upon the conversion of the Series D Preferred Stock and 468 shares issuable upon the exercise of the Series D Warrants), representing approximately 2.0% of the outstanding Common Stock.

          Irwin Lieber, by virtue of being a general partner of Wheatley Partners II, L.P., may be deemed to have shared power to vote and to dispose of 1,194,659 shares of Common Stock, representing approximately 18.8% of the outstanding Common Stock. Irwin Lieber has sole power to vote and to dispose of 183,516 shares of Common Stock (which includes shares issuable upon the exercise of the Advisory Option, the 1996 Advisory Option, the 1998 Directors Option, the June 1999 Directors Option, the October 1999 Directors Option, the December 1999 Directors Option, 32,786 shares issuable upon the conversion of the Series D Preferred Stock and 32,786 shares issuable upon the exercise of the Series D Warrants), representing approximately 2.8% of the outstanding Common Stock.

          Barry Fingerhut, by virtue of being a general partner of Wheatley Partners II, L.P., may be deemed to have shared power to vote and to dispose of 1,194,659 shares of Common Stock, representing approximately 18.8% of the outstanding Common Stock. Barry Fingerhut has sole power to vote and to dispose of 96,612 shares of Common Stock (including 32,786 shares issuable upon the conversion of the Series D Preferred Stock and 32,786 shares issuable upon the exercise of the Series D Warrants), representing approximately 1.5% of the outstanding Common Stock.

          Seth Lieber, by virtue of being a general partner of Wheatley Partners II, L.P., and a general partner of Applegreen, may be deemed to have shared power to vote and to dispose of 1,211,051 shares of Common Stock (including 8,196 shares issuable upon the conversion of the Series D Preferred Stock and 8,196 shares issuable upon the exercise of the Series D Warrants), representing approximately 19.0% of the outstanding Common Stock. Seth Lieber has sole power to vote and to dispose of 4,656 shares of Common Stock, representing approximately 0.07% of the outstanding Common Stock.

          Jonathan Lieber, by virtue of being a general partner of Wheatley Partners II, L.P., and managing general partner of Applegreen, may be deemed to have shared power to vote and to dispose of 1,211,051 shares of Common Stock (including 8,196 shares issuable upon the conversion of the Series D Preferred Stock and 8,196 shares issuable upon the exercise of the Series D Warrants), representing approximately 19.0% of the outstanding Common Stock. Jonathan Lieber has sole power to vote and to dispose of 3,104 shares of Common Stock, representing approximately 0.05% of the outstanding Common Stock.

          The Fund has sole power to vote and to dispose of 282,776 shares of Common Stock (including 65,574 shares issuable upon the conversion of the Series D Preferred Stock and 65,574 shares issuable upon the exercise of the Series D Warrants), representing approximately 4.4% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 265,860 shares of Common Stock (including 66,040 shares issuable upon the conversion of the Series D Preferred Stock and 66,040 shares issuable upon the exercise of the Series D Warrants), representing approximately 4.1% of the outstanding Common Stock.

          Seneca has sole power to vote and to dispose of 199,352 shares of Common Stock (including 32,786 shares issuable upon the conversion of the Series D Preferred Stock and 32,786 shares issuable upon the exercise of the Series D Warrants), representing approximately 3.1% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 349,284 shares of Common Stock (including 98,828 shares issuable upon the conversion of the Series D Preferred Stock and 98,828 shares issuable upon the exercise of the Series D Warrants), representing approximately 5.4% of the outstanding Common Stock.

          Marilyn Rubenstein, has sole power to vote and to dispose of 936 shares of Common Stock (consisting of 468 shares issuable upon the conversion of the Series D Preferred Stock and 468 shares issuable upon the exercise of the Series D Warrants), representing approximately 0.01% of the outstanding Common Stock, and by virtue of being an officer of Services and a general partner of Woodland Partners, may be deemed to have shared power to vote and to dispose of 547,700 shares of Common Stock (including 131,146 shares issuable upon the conversion of the Series D Preferred Stock and 131,146 shares issuable upon the exercise of the Series D Warrants), representing approximately 8.3% of the outstanding Common Stock.

          Services by virtue of being a general partner of the Fund and Seneca, may be deemed to have shared power to vote and to dispose of 548,636 shares of Common Stock (including 131,614 shares issuable upon the conversion of the Series D Preferred Stock and 131,614 shares issuable upon the exercise of the Series D Warrants), representing approximately 8.3% of the outstanding Common Stock.

          Woodland Partners has sole power to vote and to dispose of 65,572 shares of Common Stock (consisting of 32,786 shares issuable upon the conversion of the Series D Preferred Stock and 32,786 shares issuable upon the exercise of the Series D Warrants), representing approximately 1.0% of the outstanding Common Stock and may be deemed to have shared power to vote and to dispose of 483,064 shares of Common Stock (including 98,828 shares issuable upon the conversion of the Series D Preferred Stock and 98,828 shares issuable upon the exercise of the Series D Warrants), representing approximately 7.3% of the outstanding Common Stock.

          Applegreen Partners has sole power to vote and to dispose of 16,392 shares of Common Stock (consisting of 8,196 shares issuable upon the conversion of the Series D Preferred Stock and 8,196 shares issuable upon the exercise of the Series D Warrants), representing approximately 0.3% of the outstanding Common Stock.

          (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the reporting persons identified in Item 2 of this
Schedule 13D effected from October 22. 2000 through December 29, 2000, inclusive:


                                                        Number of Shares
                                                        of Common Stock               Purchase Price Per
Name of Shareholder               Purchase Date       Purchased or (Sold)            Common Share of Stock
-------------------               -------------       -------------------            ---------------------
Woodland Venture Fund                 12/8/00                 17,500                        $3.3125

                                     12/20/00                 17,500                        $3.3125

                                     12/21/00                 15,000                        $2.9375

                                     12/22/00                 25,000                        $2.9375

                                     12/28/00                 12,500                         $2.50

                                     12/29/00                 23,000                         $3.25

Seneca Ventures                       12/8/00                 17,500                        $3.3125

                                     12/20/00                 17,500                        $3.3125

                                     12/21/00                 15,000                        $2.9375

                                     12/22/00                 25,000                        $2.9375

                                     12/28/00                 12,500                         $2.50

                                     12/29/00                 23,000                         $3.25

          All purchases of shares of Common Stock were effected in open market transactions in the over-the-counter market.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

          (e) Not applicable.

                                    SIGNATURE

          After reasonable inquiry and to the best of his/her/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.

Dated: March 13, 2001
                                      WHEATLEY PARTNERS II, L.P.


                                      By: /s/ Irwin Lieber
                                          --------------------------------
                                          Irwin Lieber, General Partner


                                      APPLEWOOD CAPITAL CORP.


                                      By: /s/ Barry Rubenstein
                                          --------------------------------
                                          Barry Rubenstein, President


                                      SENECA VENTURES


                                      By: /s/ Barry Rubenstein
                                          --------------------------------
                                          Barry Rubenstein, General Partner


                                      WOODLAND VENTURE FUND


                                      By: /s/ Barry Rubenstein
                                          --------------------------------
                                          Barry Rubenstein, General Partner


                                      WOODLAND SERVICES CORP.


                                      By: /s/ Barry Rubenstein
                                          --------------------------------
                                          Barry Rubenstein, President


                                          /s/ Barry Rubenstein
                                      ------------------------------------
                                          Barry Rubenstein


                                          /s/ Irwin Lieber
                                      ------------------------------------
                                          Irwin Lieber

                                          /s/ Barry Fingerhut
                                      ------------------------------------
                                          Barry Fingerhut

                                          /s/ Marilyn Rubenstein
                                      ------------------------------------
                                          Marilyn Rubenstein

                                          /s/ Seth Lieber
                                      ------------------------------------
                                          Seth Lieber

                                          /s/ Jonathan Lieber
                                      ------------------------------------
                                          Jonathan Lieber

                                      WOODLAND PARTNERS


                                      By: /s/ Barry Rubenstein
                                          --------------------------------
                                          Barry Rubenstein, General Partner


                                      BROOKWOOD PARTNERS, L.P.


                                      By: /s/ Barry Rubenstein
                                          --------------------------------
                                          Barry Rubenstein, General Partner


                                      APPLEGREEN PARTNERS


                                      By: /s/ Jonathan Lieber
                                          --------------------------------
                                          Jonathan Lieber, General Partner


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).